Clarification of the news report "Expecting the Board to resolve cash dividends of more than NT$5 tomorrow"

Date of events: 2014/03/24

Contents:

1.	Date of occurrence of the event: 2014/03/24

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Commercial Times, Economic Daily News

6.	Content of the report: Expecting the Board to resolve cash dividends of more than NT$5 tomorrow.

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The dividend to be distributed for year 2013 is still under consideration internally, and will be announced upon the resolution of the Board of Directors. The Company does not have any comments on the market rumor or media report.